Exhibit 99.1

NET Serviços de Comunicação S.A.

Corporate Taxpayer’s ID (CNPJ/MF):

00.108.786/0001-65

Corporate Registry (NIRE):

35.300.177.240

Publicly-Held Company

Rua Verbo Divino nº 1.356 - 1º andar, São Paulo – SP

MATERIAL FACT

Net Serviços de Comunicação S.A. (“NET” or “Company”), pursuant to paragraph 4 of Article 157 of Law 6,404/76 and Instruction 358/02 of the Brazilian Securities and Exchange Commission (“CVM”), hereby announced to its shareholders and the market, further to its Statement of Material Fact dated July 6, 2012, that NET’s Board of Directors, in a meeting held on the date hereof, resolved not to hold a Special Shareholders’ Meeting for holders with outstanding publicly-held shares, scheduled for July 17, 2012, pursuant to the minutes of the Board of Directors’ meeting available on both the Company’s and CVM’s websites.

São Paulo, July 11, 2012

NET SERVIÇOS DE COMUNICAÇÃO S.A.

José Antônio Guaraldi Félix

CEO and Investor Relations Officer